Exhibit 99.2

Quipt Home Medical Announces $35 Million Bought Deal Public Offering and Approximate $2 Million Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Cincinnati, Ohio April 17, 2023 — Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider focused on end-to-end respiratory care, is pleased to announce that it has entered into an agreement with Beacon Securities Limited and Canaccord Genuity Corp. (the “Co-Lead Underwriters”) on behalf of a syndicate of underwriters (together with the Co-Lead Underwriters, the “Underwriters”). The Underwriters have agreed to purchase, on a bought deal basis pursuant to the filing of a prospectus supplement, an aggregate of 4,460,000 common shares (the “Common Shares”) in the capital of the Company at a price of $7.85 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of $35,011,000 (the “Public Offering”). Concurrent with the Public Offering, the Company and the Underwriters also intend to complete a brokered private placement of Common Shares at the Issue Price for gross proceeds of approximately $2,000,000 in the Province of Québec on a commercially reasonably best efforts basis (the “Private Placement” and together with the Public Offering, the “Offering”).

The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Public Offering, to purchase up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Public Offering at the Issue Price.

The Company intends to use the proceeds of the Offering for repayment of debt, potential future acquisitions, working capital and general corporate purposes. The Offering is expected to close on or about April 25, 2023 and is subject to certain closing conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The Common Shares will be offered under the Public Offering in the Provinces and Territories of Canada (other than Quebec) by way of a prospectus supplement to the Company’s existing short form base shelf prospectus dated November 11, 2021 to be filed in each of the Provinces and Territories of Canada, and may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) by way of private placement pursuant to an exemption from the registration requirements of the 1933 Act, or under other exemptions from the registration requirement that are available under the 1933 Act, and pursuant to any applicable securities laws of any state of the United States. The Common Shares may also be sold in the Province of Quebec pursuant to the Private Placement and in such other jurisdictions outside of Canada and the United States, as mutually agreed to by the Company and the Co-Lead Underwriters.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or, directly or indirectly, to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any potential acquisitions will be completed by the Company. No definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions (including negative and grammatical variations) as they relate to the Company, including: the Offering; the use of the net proceeds from the Offering; the timing and ability of the Company to close the Public Offering and/or the Private Placement, if at all; the number of Common Shares offered or sold under the Public Offering and under the Private Placement; the gross proceeds of the Public Offering; the gross proceeds of the Private Placement, if any; the terms and jurisdictions of the Offering; and the Company completing additional acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the timing and ability of the Company to close the Offering and to obtain all necessary approvals, if at all; and the Company successfully identifying, negotiating and completing additional acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: the timing and ability of the Company to obtain all necessary approvals for the Offering, if at all; risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including any escalation thereof and various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including any travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com